Exhibit 99.3

Fitell Corporation Announces First Half-Year Financial Results

Taren Point, New South Wales, Australia, March 5, 2023 — Fitell Corporation (Nasdaq: FTEL) (“Fitell” or the “Company”), an online retailer of gym and fitness equipment in Australia, today announced its half-year financial results for the six months ended December 31, 2023.

Six-month Period ended December 31, 2023 Financial Highlights

■	Revenue was $2.1 million, a decrease of $0.9 million or 30.5% compared to the same period in 2022.

■	Gross profit was $0.85 million, a decrease of $745,555 or 46.8% from the same period in 2022.

Revenue by Categories vs. Same Period of Prior Year

	Revenue		Change from Six-month Period ended December 31, 2022
	US$	%	US$	%
Merchandise revenue	2,007,562	94.6%	(144,310)	-6.7%
Sales of consumable products	0	0	(605,415)	-100.0%
Revenue from licensing customers	115,557	5.4%	(181,308)	-61.1%

●	Merchandise revenue decreased by 6.7% or $144,310 to $2,007,562. The decrease was primarily attributable to: (i) a 34.3% increase in sales orders, primarily due to promotional campaigns and new marketing channels; and (ii) a decrease of 30.5% in the average revenue per order, mainly due to consumer spending changes in response to recent economic conditions in Australia. Management believes that the market will gradually recover, and the fitness and wellness industry in Australia is still promising in the long-term.

●	In the three months ended December 2023, merchandise revenue increased $103,849 or 10.9% compared to the same period in 2022.

●	Sales of consumable products represents the revenue generated by selling various lifestyle products. There were no sales of consumable products, and the management would develop this business segment again whenever business opportunity arises.

●	Revenue from licensing customers represents the services provided to gym studios in overseas markets. Revenue from licensing customers decreased by 61.4% or $181,308 to $115,557.

Cost of goods sold was $1,275,967, representing a decrease by approximately $185,478, or 12.7% from the same period in 2022.

Gross profit was $847,152, a decrease of $745,555, or 46.8% from the same period in 2022. The decrease was due to the drop in merchandise revenue, sales of consumable products, and licensing income. Gross profit margin was 39.9%, a decrease from 52.1% for the six-month period ended December 31, 2022, due to the decline of the high-margin consumable products and licensing segments.

Consulting fees were $1,272,468 for the six-month period ended December 31, 2023, compared to nil in the same period of 2022. Since the successful listing on Nasdaq, the management has proactively engaged various consulting firms to assist the company in setting long-term business development plans and identifying new business growth opportunities.

General and administrative expenses were $1,268,545, an increase of $1,099,110, or 648.6% from $169,445 for the same period of 2022. The increase was mainly due to (i) research and development expenses on mobile app of $798,684; (ii) an $99,801 increase of insurance expense related to D&O insurance coverage post-Nasdaq listing; and (iii) an $71,945 increase of audit fees due to the Company’s listing.

Net loss was $2,661,707, a decrease of $2,602,382 from the same period in 2022. The net loss was mainly due to the aforesaid decrease in total revenues and the increase in consulting fees and general and administrative expenses.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chief Financial Officer

Jamarson Kong

jamarson@gymdirect.com.au

Investor Relations

ir@fitellcorp.com

FITELL CORPORATION

CONSOLIDATED BALANCE SHEET

	December 31,	June 30,
	2023	2023
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$4,163,217	$236,821
Investment in marketable securities	166,136	494,275
Accounts receivable, net	233,785	174,341
Inventory, at cost	2,102,835	525,786
Note receivables	2,500,000	-
Deposits and prepaids	223,662	13,412
Prepaid offering costs	549,749	5,317,866
Total current assets	9,939,384	6,762,501

Property and equipment, net	31,904	38,743
Operating right of use asset	703,550	605,794
Deferred tax asset	214,663	132,354
Other non-current assets	81,092	-
Brand names	337,504	337,504
Goodwill	1,161,052	1,161,052
Total assets	$12,469,149	$9,037,948

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,071,378	$1,168,723
Deferred revenue	232,014	238,351
Income tax payable	433,075	486,058
Due to related parties	32,430	24,386
Current portion of operating lease liability	289,065	212,062
Total current liabilities	2,057,962	2,129,580

Accrued employee benefits, non-current	19,736	18,430
Operating lease liability, less current portion	426,597	473,015
Total liabilities	2,504,295	2,621,025

Commitments and contingencies (Note 6)

Stockholders’ equity
Common stock, $0.0001 par value; no authorization limit, 11,120,000 shares and 8,120,000 shares issued and outstanding at December 31, 2023 and June 30, 2023, respectively	1,112	812
Additional paid-in capital	13,395,164	7,097,822
Accumulated other comprehensive loss	(88,068)	(64)
Retained earnings	(3,343,354)	(681,647)
Total stockholders’ equity	9,964,854	6,416,923
Total liabilities and stockholders’ equity	$12,469,149	$9,037,948

FITELL CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

UNAUDITED

	For the six months ended
	December 31,	December 31,
	2023	2022
Revenues:
Merchandise revenues	$2,007,562	$2,151,872
Sales of consumable products	-	605,415
Licensing income	115,557	296,865
Total revenues	2,123,119	3,054,152

Cost of goods sold	1,275,967	1,461,445

Gross profit	847,152	1,592,707

Operating expenses
Personnel expenses	421,364	448,402
Consulting fees	1,272,468	-
General and administrative expenses	1,268,545	169,445
Sales and marketing expenses	175,705	227,355
Amortization of operating right of use asset	132,867	98,661
Depreciation expenses	4,469	6,135
Total operating expenses	3,275,418	949,998

Income (loss) from operations	(2,428,266)	642,709

Other income (expenses):
IPO related-expenses	(50,286)	(281,686)
Unrealized gain (loss) from marketable securities	(312,831)	(193,015)
Other income (expenses)	115,190	9,806
Interest income	764	831
Interest expense	(66,844)	(43,738)
Total net other income (expenses)	(314,007)	(507,802)

Income (loss) before taxes	(2,742,273)	134,907

Income tax expense (credit)	(80,566)	194,232

Net loss	(2,661,707)	(59,325)
Foreign currency adjustment	(88,004)	(36,238)
Comprehensive loss	$(2,749,711)	$(95,563)

Basic and diluted net loss per share	$(0.25)	$(0.01)

Weighted average shares outstanding - basic and diluted	10,487,568	8,120,000

FITELL CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

UNAUDITED

	Common Stock		Subscription Receivable		Additional Paid-in	Accumulated Other Comprehensive	Retained
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Total
Balance June 30, 2023	8,120,000	$812	-	-	$7,097,822	$(64)	$(681,647)	$6,416,923

Fund raised in IPO	3,000,000	300	-	-	6,297,342	-	-	6,297,642
Foreign currency translation adjustment	-	-	-	-	-	(88,004)	-	(88,004)
Net loss	-	-	-	-	-	-	(2,661,707)	(2,661,707)

Balance December 31, 2023	11,120,000	$1,112	-	-	$13,395,164	$(88,068)	$(3,343,354)	$9,964,854

FITELL CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

UNAUDITED

	Common Stock		Subscription Receivable		Additional Paid-in	Accumulated Other Comprehensive	Retained
	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Total
Balance June 30, 2022	7,000,000	$700	-	$(56)	$1,497,990	26,999	$911,747	$2,437,380

Stock issued for services	1,120,000	112	-	(112)	2,240,000	-	-	2,240,000
Foreign currency translation adjustment	-	-	-	-	-	(36,238)	-	(36,238)
Net loss	-	-	-	-	-	-	(59,325)	(59,325)

Balance December 31, 2022	8,120,000	$812	-	$(168)	$3,737,990	$(9,239)	$852,422	$4,581,817

FITELL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

UNAUDITED

	For the six months ended
	December 31,	December 31,
	2023	2022
Cash Flows from Operating Activities
Net loss	$(2,661,707)	$(59,325)
Adjustments to reconcile net loss to net
cash from operating activities:
Depreciation	6,839	6,135
Stock based compensation	-	2,240,000
Unrealized loss on investments	328,139	193,015
Changes in operating assets and liabilities
Accounts receivable	(59,444)	(696,922)
Inventory	(1,577,049)	245,673
Deposits and prepaids	(210,250)	(23,170)
Prepaid offering costs	(2,549,524)	(2,129,659)
Operating right of use asset	(67,171)	(3,248)
Deferred tax asset	(82,309)	64,520
Other non-current assets	(81,092)	-
Accounts payable and accrued expenses	(97,345)	118,376
Deferred revenue	(6,337)	(316,645)
Income taxes payable	(52,983)	121,736
Accrued employee benefits	1,306	12,045
Net cash from operating activities	(7,108,927)	(227,469)

Cash Flows from Investing Activities
Investment in note receivables	(2,500,000)	-
Net cash from investing activities	(2,500,000)	-

Cash Flows from Financing Activities
Net activity on due to related parties	8,044	(50,513)
Fund raised in IPO, gross	13,615,283	-
Net from financing activities	13,623,327	(50,513)

Foreign currency adjustment	(88,004)	(28,245)

Change in cash and cash equivalents	3,926,396	(306,227)

Cash and cash equivalents at beginning of period	236,821	716,052

Cash and cash equivalents at end of period	$4,163,217	$409,825

Supplemental Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$122,652	$16,763